Atlassian Announces First Quarter Fiscal Year 2020 Results

Quarterly revenue of $363.4 million, up 36% year-over-year
Quarterly IFRS operating margin of (1%) and non-IFRS operating margin of 23%
Quarterly cash flow from operations of $76.2 million and free cash flow of $62.4 million

SAN FRANCISCO (October 17, 2019) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its first quarter of fiscal 2020 ended September 30, 2019 and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com.

“We’re out of the blocks in good form in fiscal 2020,” said Mike Cannon-Brookes, Atlassian’s co-founder and co-CEO. “We updated Atlassian’s Cloud platform in a big way with new Free and Premium editions. Our disruptive model continues to win new customers, both large and small, and these new editions offer them more choice and capabilities. Premium also showcases the increased sophistication of our enterprise cloud offerings, giving large companies the flexibility and the tools they need.”

“We are also excited to announce that Atlassian has acquired Code Barrel, the creator of Automation for Jira,” said Scott Farquhar, Atlassian’s co-founder and co-CEO. “Automation for Jira is already used by thousands of organizations to help them reduce repetitive work and unleash the potential of their teams. This acquisition is an important step as we continue to enhance our cloud products.”

First Quarter Fiscal Year 2020 Financial Highlights:
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $363.4 million for the first quarter of fiscal 2020, up 36% from $267.3 million for the first quarter of fiscal 2019.

•
Operating Loss and Operating Margin: Operating loss was $4.6 million for the first quarter of fiscal 2020, compared with an operating loss of $0.2 million for the first quarter of fiscal 2019. Operating margin was (1%) for the first quarter of fiscal 2020, compared with 0% for the first quarter of fiscal 2019.

•
Net Income/Loss and Net Income/Loss Per Diluted Share: Net income was $69.3 million for the first quarter of fiscal 2020, compared with a net loss of $242.4 million for the first quarter of fiscal 2019. Net income per diluted share was $0.28 for the first quarter of fiscal 2020, compared with a net loss per diluted share of $1.03 for the first quarter of fiscal 2019.

•	Balance Sheet: Cash and cash equivalents, and short-term investments at the end of the first quarter of fiscal 2020 totaled $1.8 billion.
On a non-IFRS basis, Atlassian reported:

•
Operating Income and Operating Margin: Operating income was $85.0 million for the first quarter of fiscal 2020, compared with operating income of $62.5 million for the first quarter of fiscal 2019. Operating margin was 23% for the first quarters of fiscal 2020 and 2019.

•
Net Income and Net Income Per Diluted Share: Net income was $70.0 million for the first quarter of fiscal 2020, compared with net income of $49.2 million for the first quarter of fiscal 2019. Net income per diluted share was $0.28 for the first quarter of fiscal 2020, compared with net income per diluted share of $0.20 for the first quarter of fiscal 2019.

•
Free Cash Flow: Cash flow from operations was $76.2 million and free cash flow was $62.4 million for the first quarter of fiscal 2020. Free cash flow margin for the first quarter of fiscal 2020 was 17%.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights

•
Customer Growth: Atlassian ended the first quarter of fiscal 2020 with a total customer count, on an active subscription or maintenance agreement basis, of 159,787. Atlassian added 7,060 net new customers during the quarter.

•
Launch of New Cloud Editions: Atlassian launched Cloud Premium for Jira Software, Confluence, and Jira Service Desk. Cloud Premium will give teams the confidence to scale reliably with advanced features, plus higher availability, unlimited storage, and Premium Support. The company also launched free plans of Jira Software, Confluence, Jira Service Desk, and Jira Core to provide teams of all sizes, even small ones, a set of fundamental capabilities for team collaboration.

•
Acquisition of Code Barrel: Today, Atlassian announced the acquisition of Code Barrel, the maker of Automation for Jira, a powerful tool for simplifying routine operations in Jira without writing code. Automation for Jira is already used by more than 6,000 organizations, from financial services firms like Visa to tech giants like Cisco to consumer companies like Airbnb and Trip Advisor, to simplify routine operations like auto-assignment and creating recurring tasks, and to automate parts of more advanced workflows. This easy-to-use automation will greatly increase Jira’s utility for customers and teams of all types, from DevOps and ITSM to marketing and HR teams.

•
Atlassian’s Climate Commitment: In September, Atlassian co-CEO and co-founder Mike Cannon-Brookes attended the UN Climate Action Summit in New York City. He announced Atlassian's commitment to reach net zero emissions by no later than 2050 and set strong science-based targets to limit global warming. This announcement adds to Atlassian's existing goal to source 100% of its electricity needs from renewable sources by 2025. In New York City, Atlassian joined a group of 87 companies, including Salesforce, SAP, and IKEA, in the Business Ambition for 1.5°C Campaign: Our Only Future.

Financial Targets:
Atlassian is providing its financial targets for the second quarter and full fiscal year 2020. The company’s financial targets are as follows:

•	Second Quarter Fiscal Year 2020:

•	Total revenue is expected to be in the range of $386 million to $390 million.

•	Gross margin is expected to be approximately 83% on an IFRS basis and approximately 86% on a non-IFRS basis.

•	Operating margin is expected to be approximately (1%) on an IFRS basis and approximately 22% on a non-IFRS basis.

•	Net loss per diluted share is expected to be approximately ($0.03) on an IFRS basis, and net income per diluted share is expected to be approximately $0.27 on a non-IFRS basis.

•
Weighted average share count is expected to be in the range of 243 million to 244 million shares when calculating diluted IFRS net loss per share and in the range of 251 million to 252 million shares when calculating diluted non-IFRS net income per share.

•	Fiscal Year 2020:

•	Total revenue is expected to be in the range of $1,560 million to $1,574 million.

•	Gross margin is expected to be in the range of 82% to 83% on an IFRS basis and in the range of 85% to 86% on a non-IFRS basis.

•	Operating margin is expected to be approximately (3%) on an IFRS basis and approximately 20% on a non-IFRS basis.

•	Net income per diluted share is expected to be approximately $0.01 on an IFRS basis and approximately $1.00 on a non-IFRS basis.

•	Weighted average share count is expected to be in the range of 253 million to 255 million shares when calculating diluted IFRS and non-IFRS net income per share.

•	Cash flow from operations is expected to be in the range of $525 million to $535 million and free cash flow is expected to be in the range of $465 million to $475 million.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income (loss) per diluted share, and free cash flow has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast/Conference Call Details
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:

•	When: Thursday, October 17, 2019 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).

•
Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial in: To access the call via telephone in North America, please dial 1-866-211-4184. For international callers, please dial 1-647-689-6846. Participants should request the “Atlassian call” after dialing in.

•
Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-800-585-8367 (access code 6444249). International callers, please dial 1-416-621-4642 (access code 6444249).

Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 159,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify and NASA - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Trello, Bitbucket, Opsgenie, Jira Service Desk, and Jira Align at https://atlassian.com/.

Investor Relations Contact
Martin Lam
IR@atlassian.com
Media Contact
Jake Standish
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, anticipated benefits of the Code Barrel acquisition, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:

•	Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•	Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets.

•
Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and from fiscal 2020, with the adoption of IFRS 16, Leases (“IFRS 16”), payments of lease obligations are also deducted.

Our non-IFRS financial measures reflect adjustments based on the items below:

•	Share-based compensation.

•	Amortization of acquired intangible assets.

•	Non-coupon impact related to exchangeable senior notes and capped calls:

◦	Amortization of notes discount and issuance costs.

◦	Mark to fair value of the exchangeable senior notes exchange feature.

◦	Mark to fair value of the related capped call transactions.

•	The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets.

•	Capital expenditures and payments of lease obligations.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.

Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	For planning purposes, including the preparation of our annual operating budget;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our Board of Directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,
	2019	2018
Revenues:
Subscription	$201,095	$134,065
Maintenance	110,071	92,736
Perpetual license	24,744	21,839
Other	27,480	18,652
Total revenues	363,390	267,292
Cost of revenues (1) (2)	62,279	45,185
Gross profit	301,111	222,107
Operating expenses:
Research and development (1) (2)	175,882	124,380
Marketing and sales (1) (2)	68,043	52,262
General and administrative (1)	61,741	45,657
Total operating expenses	305,666	222,299
Operating loss	(4,555)	(192)
Other non-operating income (expense), net	82,235	(237,248)
Finance income	9,112	7,266
Finance costs	(12,327)	(9,902)
Income (loss) before income tax expense	74,465	(240,076)
Income tax expense	(5,145)	(2,369)
Net income (loss)	$69,320	$(242,445)
Net income (loss) per share attributable to ordinary shareholders:
Basic	$0.29	$(1.03)
Diluted	$0.28	$(1.03)
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	242,791	236,219
Diluted	250,883	236,219
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended September 30,
	2019	2018
Cost of revenues	$4,712	$3,519
Research and development	48,939	26,846
Marketing and sales	10,631	7,761
General and administrative	13,014	10,254
(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended September 30,
	2019	2018
Cost of revenues	$8,488	$5,351
Research and development	41	—
Marketing and sales	3,686	8,988

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	September 30, 2019	June 30, 2019
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,187,191	$1,268,441
Short-term investments	587,496	445,046
Trade receivables	99,351	82,525
Tax receivables	1,496	707
Derivative assets	214,342	215,156
Prepaid expenses and other current assets	47,915	30,236
Total current assets	2,137,791	2,042,111
Non-current assets:
Property and equipment, net	80,735	81,459
Deferred tax assets	14,226	17,084
Goodwill	609,648	608,907
Intangible assets, net	138,760	150,975
Right-of-use assets, net	236,688	—
Other non-current assets	62,752	76,722
Total non-current assets	1,142,809	935,147
Total assets	$3,280,600	$2,977,258
Liabilities
Current liabilities:
Trade and other payables	$125,435	$159,487
Current tax liabilities	11,993	11,703
Provisions	9,205	8,983
Deferred revenue	469,439	440,954
Lease obligations	30,914	—
Derivative liabilities	777,838	855,005
Current portion of exchangeable senior notes, net	862,318	853,576
Total current liabilities	2,287,142	2,329,708
Non-current liabilities:
Deferred tax liabilities	10,325	13,872
Provisions	6,248	6,082
Deferred revenue	30,937	27,866
Lease obligations	251,381	—
Other non-current liabilities	319	34,263
Total non-current liabilities	299,210	82,083
Total liabilities	2,586,352	2,411,791
Equity
Share capital	24,356	24,199
Share premium	458,796	458,166
Other capital reserves	893,913	816,660
Other components of equity	13,601	32,079
Accumulated deficit	(696,418)	(765,637)
Total equity	694,248	565,467
Total liabilities and equity	$3,280,600	$2,977,258

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended September 30,
	2019	2018
Operating activities
Income (loss) before income tax expense	$74,465	$(240,076)
Adjustments to reconcile income (loss) before income tax expense to net cash provided by operating activities:
Depreciation and amortization	16,657	17,415
Depreciation of right-of-use assets	8,358	—
(Gain) loss on sale of investments and other assets	(47)	10
Net unrealized foreign currency gain	(2,237)	(422)
Share-based payment expense	77,296	48,380
Net unrealized (gain) loss on exchange derivative and capped call transactions	(82,103)	236,353
Amortization of debt discount and issuance cost	8,742	8,333
Interest income	(9,112)	(7,266)
Interest expense	3,583	1,570
Changes in assets and liabilities:
Trade receivables	(16,837)	(5,371)
Prepaid expenses and other assets	(8,597)	1,678
Trade and other payables, provisions and other non-current liabilities	(31,829)	(14,278)
Deferred revenue	31,556	21,648
Interest received	8,679	6,740
(Income tax paid) tax refunds received, net	(2,383)	10,215
Net cash provided by operating activities	76,191	84,929
Investing activities
Business combinations, net of cash acquired	(815)	—
Purchases of intangible assets	—	(850)
Purchases of property and equipment	(6,113)	(10,716)
Proceeds from sales of property, equipment and intangible assets	—	721
Purchases of investments	(323,756)	(64,441)
Proceeds from maturities of investments	122,449	92,333
Proceeds from sales of investments	59,019	5,521
Net cash (used in) provided by investing activities	(149,216)	22,568
Financing activities
Proceeds from exercise of share options	655	997
Payments of exchangeable senior notes issuance costs	—	(410)
Payments of lease obligations	(7,670)	—
Net cash (used in) provided by financing activities	(7,015)	587
Effect of exchange rate changes on cash and cash equivalents	(1,210)	(643)
Net (decrease) increase in cash and cash equivalents	(81,250)	107,441
Cash and cash equivalents at beginning of period	1,268,441	1,410,339
Cash and cash equivalents at end of period	$1,187,191	$1,517,780

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,
	2019	2018
Gross profit
IFRS gross profit	$301,111	$222,107
Plus: Share-based payment expense	4,712	3,519
Plus: Amortization of acquired intangible assets	8,488	5,351
Non-IFRS gross profit	$314,311	$230,977
Operating income
IFRS operating loss	$(4,555)	$(192)
Plus: Share-based payment expense	77,296	48,380
Plus: Amortization of acquired intangible assets	12,215	14,339
Non-IFRS operating income	$84,956	$62,527
Net income
IFRS net income (loss)	$69,320	$(242,445)
Plus: Share-based payment expense	77,296	48,380
Plus: Amortization of acquired intangible assets	12,215	14,339
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	(73,361)	244,686
Less: Income tax effects and adjustments	(15,463)	(15,734)
Non-IFRS net income	$70,007	$49,226
Net income per share
IFRS net income (loss) per share - diluted	$0.28	$(1.03)
Plus: Share-based payment expense	0.31	0.20
Plus: Amortization of acquired intangible assets	0.05	0.06
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	(0.29)	1.03
Less: Income tax effects and adjustments	(0.07)	(0.06)
Non-IFRS net income per share - diluted	$0.28	$0.20
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net income (loss) per share	250,883	236,219
Plus: Dilution from share options and RSUs (1)	—	10,576
Weighted-average shares used in computing diluted non-IFRS net income per share	250,883	246,795
Free cash flow
IFRS net cash provided by operating activities	$76,191	$84,929
Less: Capital expenditures	(6,113)	(10,716)
Less: Payments of lease obligations	(7,670)	—
Free cash flow (2)	$62,408	$74,213
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended September 30, 2018 because the effect would have been anti-dilutive.
(2) As a result of our adoption of IFRS 16 on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

	Three Months Ending December 31, 2019	Fiscal Year Ending June 30, 2020
Revenue	$386 million to $390 million	$1,560 million to $1,574 million

IFRS gross margin	83%	82% to 83%
Plus: Share-based payment expense	1	1
Plus: Amortization of acquired intangible assets	2	2
Non-IFRS gross margin	86%	85% to 86%

IFRS operating margin	(1%)	(3%)
Plus: Share-based payment expense	20	20
Plus: Amortization of acquired intangible assets	3	3
Non-IFRS operating margin	22%	20%

IFRS net (loss) income per share - diluted	($0.03)	$0.01
Plus: Share-based payment expense	0.29	1.25
Plus: Amortization of acquired intangible assets	0.05	0.16
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.04	(0.18)
Less: Income tax effects and adjustments	(0.08)	(0.24)
Non-IFRS net income per share - diluted	$0.27	$1.00

Weighted-average shares used in computing diluted IFRS net (loss) income per share	243 million to 244 million	253 million to 255 million
Dilution from share options and RSUs (1)	8 million	—
Weighted-average shares used in computing diluted non-IFRS net income per share	251 million to 252 million	253 million to 255 million

IFRS net cash provided by operating activities		$525 million to $535 million
Less: Capital expenditures		(30 million)
Less: Payments of lease obligations		(30 million)
Free cash flow (2)		$465 million to $475 million

(1) The effects of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending December 31, 2019 because the effect would be anti-dilutive.
(2) As a result of our adoption of IFRS 16 on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change.